CUSIP NO. 553903105               Schedule 13D                      Page 1 of 22

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                   RULES 13D-1(A) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13D-2(A)
                          (AMENDMENT NO. __________)(1)

                           MTI Technology Corporation
--------------------------------------------------------------------------------
                                (Name of issuer)

                         Common Stock, par value $0.001
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    553903105
--------------------------------------------------------------------------------
                                 (CUSIP number)

                 Janet L. Hennessy, Vice President 617-951-9447
        C/o Advent International Corporation, 75 State Street, 29th Floor
                                Boston, MA 02109
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  June 17, 2004
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)



      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box :.[ ]

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 22 Pages)

----------

      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 553903105               Schedule 13D                      Page 2 of 22

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Advent International Corporation

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (A)   [X]
                                                                    (B)   [ ]

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     Source of Funds
      WC

--------------------------------------------------------------------------------
5     Check if Disclosure of Legal Proceedings Is Required Pursuant to
      Items 2(d) or 2 (e)

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

--------------------------------------------------------------------------------
      NUMBER OF       7   SOLE VOTING POWER

       SHARES             5,347,671
                      ----------------------------------------------------------
    BENEFICIALLY      8   SHARED VOTING POWER

      OWNED BY            None
                      ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER

  REPORTING PERSON        5,347,671
                      ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER

                          None
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,347,671

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      13.40%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO, IA
--------------------------------------------------------------------------------

CUSIP NO. 553903105               Schedule 13D                      Page 3 of 22

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Advent International Limited Partnership

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (A)   [X]
                                                                    (B)   [ ]

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     Source of Funds
      WC

--------------------------------------------------------------------------------
5     Check if Disclosure of Legal Proceedings Is Required Pursuant to
      Items 2(d) or 2 (e)

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

--------------------------------------------------------------------------------
      NUMBER OF       7   SOLE VOTING POWER

       SHARES             5,246,300
                      ----------------------------------------------------------
    BENEFICIALLY      8   SHARED VOTING POWER

      OWNED BY            None
                      ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER

  REPORTING PERSON        5,246,300
                      ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER

                          None
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,246,300

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      13.14%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

CUSIP NO. 553903105               Schedule 13D                      Page 4 of 22

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

       Digital Media & Communications III Limited Partnership

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (A)   [X]
                                                                    (B)   [ ]

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     Source of Funds
      WC

--------------------------------------------------------------------------------
5     Check if Disclosure of Legal Proceedings Is Required Pursuant to
      Items 2(d) or 2 (e)

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

--------------------------------------------------------------------------------
      NUMBER OF       7   SOLE VOTING POWER

       SHARES             1,119,413
                      ----------------------------------------------------------
    BENEFICIALLY      8   SHARED VOTING POWER

      OWNED BY            None
                      ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER

  REPORTING PERSON        1,119,413
                      ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER

                          None
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,119,413

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      2.80%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

CUSIP NO. 553903105               Schedule 13D                      Page 5 of 22

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

       Digital Media & Communications III-A Limited Partnership

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (A)   [X]
                                                                    (B)   [ ]

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     Source of Funds
      WC

--------------------------------------------------------------------------------
5     Check if Disclosure of Legal Proceedings Is Required Pursuant to
      Items 2(d) or 2 (e)

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

--------------------------------------------------------------------------------
      NUMBER OF       7   SOLE VOTING POWER

       SHARES             536,002
                      ----------------------------------------------------------
    BENEFICIALLY      8   SHARED VOTING POWER

      OWNED BY            None
                      ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER

  REPORTING PERSON        536,002
                      ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER

                          None
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      536,002

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      1.34%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

CUSIP NO. 553903105               Schedule 13D                      Page 6 of 22

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

       Digital Media & Communications III-B Limited Partnership

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (A)   [X]
                                                                    (B)   [ ]

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     Source of Funds
      WC

--------------------------------------------------------------------------------
5     Check if Disclosure of Legal Proceedings Is Required Pursuant to
      Items 2(d) or 2 (e)

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

--------------------------------------------------------------------------------
      NUMBER OF       7   SOLE VOTING POWER

       SHARES             198,363
                      ----------------------------------------------------------
    BENEFICIALLY      8   SHARED VOTING POWER

      OWNED BY            None
                      ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER

  REPORTING PERSON        198,363
                      ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER

                          None
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      198,363

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      0.50%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

CUSIP NO. 553903105               Schedule 13D                      Page 7 of 22

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

       Digital Media & Communications III-C Limited Partnership

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (A)   [X]
                                                                    (B)   [ ]

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     Source of Funds
      WC

--------------------------------------------------------------------------------
5     Check if Disclosure of Legal Proceedings Is Required Pursuant to
      Items 2(d) or 2 (e)

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

--------------------------------------------------------------------------------
      NUMBER OF       7   SOLE VOTING POWER

       SHARES             2,779,944
                      ----------------------------------------------------------
    BENEFICIALLY      8   SHARED VOTING POWER

      OWNED BY            None
                      ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER

  REPORTING PERSON        2,779,944
                      ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER

                          None
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,779,944

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      6.96%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

CUSIP NO. 553903105               Schedule 13D                      Page 8 of 22

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

       Digital Media & Communications III-D C.V.

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (A)  [X]
                                                                    (B)  [ ]

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     Source of Funds
      WC

--------------------------------------------------------------------------------
5     Check if Disclosure of Legal Proceedings Is Required Pursuant to
      Items 2(d) or 2 (e)

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Netherlands

--------------------------------------------------------------------------------
      NUMBER OF       7   SOLE VOTING POWER

       SHARES             367,549
                      ----------------------------------------------------------
    BENEFICIALLY      8   SHARED VOTING POWER

      OWNED BY            None
                      ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER

  REPORTING PERSON        367,549
                      ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER

                          None
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      367,549

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      0.92%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

CUSIP NO. 553903105               Schedule 13D                      Page 9 of 22

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

       Digital Media & Communications III-E C.V.

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (A)   [X]
                                                                    (B)   [ ]

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     Source of Funds
      WC

--------------------------------------------------------------------------------
5     Check if Disclosure of Legal Proceedings Is Required Pursuant to
      Items 2(d) or 2 (e)

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Netherlands

--------------------------------------------------------------------------------
      NUMBER OF       7   SOLE VOTING POWER

       SHARES             245,029
                      ----------------------------------------------------------
    BENEFICIALLY      8   SHARED VOTING POWER

      OWNED BY            None
                      ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER

  REPORTING PERSON        245,029
                      ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER

                          None
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      245,029

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      0.61%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

CUSIP NO. 553903105               Schedule 13D                     Page 10 of 22

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Advent Partners DMC III Limited Partnership

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (A)   [X]
                                                                    (B)   [ ]

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     Source of Funds
      WC

--------------------------------------------------------------------------------
5     Check if Disclosure of Legal Proceedings Is Required Pursuant to
      Items 2(d) or 2 (e)

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

--------------------------------------------------------------------------------
      NUMBER OF       7   SOLE VOTING POWER

       SHARES             78,763
                      ----------------------------------------------------------
    BENEFICIALLY      8   SHARED VOTING POWER

      OWNED BY            None
                      ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER

  REPORTING PERSON        78,763
                      ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER

                          None
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      78,763

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      0.20%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

CUSIP NO. 553903105               Schedule 13D                     Page 11 of 22

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Advent Partners II Limited Partnership

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (A)   [X]
                                                                    (B)   [ ]

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     Source of Funds
      WC

--------------------------------------------------------------------------------
5     Check if Disclosure of Legal Proceedings Is Required Pursuant to
      Items 2(d) or 2 (e)

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

--------------------------------------------------------------------------------
      NUMBER OF       7   SOLE VOTING POWER

       SHARES             22,608
                      ----------------------------------------------------------
    BENEFICIALLY      8   SHARED VOTING POWER

      OWNED BY            None
                      ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER

  REPORTING PERSON        22,608
                      ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER

                          None
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      22,608

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      0.06%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

CUSIP NO. 553903105               Schedule 13D                     Page 12 of 22

Item 1. Security and Issuer

      This statement on Schedule 13D relates to the Reporting Persons' (as defined in Item 2 below) beneficial ownership interest in the Common Stock, par value $0.001 per share (the "Common Stock"), of MTI Technology Corporation, a Delaware corporation (the "Corporation"). The address of the principal executive office of the Corporation is 14661 Franklin Avenue, Tustin, CA 92780.

Item 2. Identity and Background

      (a) (b) (c) (f) This statement is being filed by the following entities:

            (1)   Advent International Corporation, a Delaware corporation;

            (2) Advent International Limited Partnership, a Delaware limited partnership;

            (5) Digital Media & Communications III Limited Partnership, a Delaware limited partnership;

            (6) Digital Media & Communications III-A Limited Partnership, a Delaware limited partnership;

            (7) Digital Media & Communications III-B Limited Partnership, a Delaware limited partnership;

            (8) Digital Media & Communications III-C Limited Partnership, a Delaware limited partnership;

            (9) Digital Media & Communications III-D C.V., a Netherlands limited partnership;

            (10) Digital Media & Communications III-E C.V., a Netherlands limited partnership;

            (11) Advent Partners DMC-III Limited Partnership, a Delaware limited partnership; and

            (12) Advent Partners II Limited Partnership, a Delaware limited partnership.

      The entities listed in subparagraphs (1) through (12) above are herein collectively referred to as the "Reporting Persons" and individually as a "Reporting Person."

      Advent International Corporation ("Advent") is a Delaware corporation, and the persons serving as its directors and executive officers are set forth on Schedule A hereto.

      Advent is the General Partner of Advent Partners II Limited Partnership, Advent Partners DMC III Limited Partnership and Advent International Limited Partnership ("Advent LP"). Advent LP is the General Partner of Digital Media & Communications III Limited Partnership, Digital Media & Communications III-A Limited Partnership, Digital Media & Communications III-B Limited Partnership, Digital Media & Communications III-C Limited Partnership, Digital Media & Communications

CUSIP NO. 553903105               Schedule 13D                     Page 13 of 22

III-D C.V. and Digital Media & Communications III-E C.V. The principal business address of each Reporting Person is c/o Advent International Corporation, 75 State Street, Boston, MA 02109.

      The principal business of Advent and Advent LP is to operate as an investment advisory firm and to make private equity investments. The principal business of each Reporting Person other than Advent and Advent LP is to provide risk capital for, and make investments in the securities of, privately held and other businesses.

      (d) (e) During the last five years, none of the Reporting Persons nor any person listed on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons nor any person listed on Schedule A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

      On June 17, 2004, pursuant to the Securities Purchase Agreement dated as of the same date by and among the Corporation, the Reporting Persons (other than Advent and Advent LP) and EMC Corporation (collectively, the "Purchasers"), the Reporting Persons (other than Advent and Advent LP) acquired 415,651.16 shares (the "Series A Shares") of the Corporation's Series A Convertible Preferred Stock (the "Series A Preferred Stock") and warrants to purchase 1,191,159.20 shares of Common Stock (the "Warrants").

      The total consideration paid by the Reporting Persons (other than Advent and Advent LP) for the Series A Shares and the Warrants (collectively, the "Securities") was $11,000,000. The source of the funds used to purchase the Securities was the working capital of the Reporting Persons (other than Advent and Advent LP).

Item 4. Purpose of Transaction.

      The Reporting Persons (other than Advent and Advent LP) acquired the Securities strictly for investment purposes. The Reporting Persons intend to periodically review their investment in the Corporation. Depending upon future evaluations of the business prospects of the Corporation and upon other developments, including without limitation general economic, business and market conditions, the Reporting Persons may determine to increase or decrease their equity interest in the Corporation by acquiring additional securities of the Corporation, or by disposing of all or a portion of the Securities now held.

      Except as set forth in this statement, none of the Reporting Persons nor, to the best of their knowledge, any person listed on Schedule A hereto, has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Corporation, or the disposition of securities of the Corporation; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Corporation or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Corporation or any of its subsidiaries; (d) any change in the present board of directors

CUSIP NO. 553903105               Schedule 13D                     Page 14 of 22

or management of the Corporation, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Corporation; (f) any other material change in the Corporation's business or corporate structure; (g) changes in the Corporation's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Corporation by any person; (h) causing a class of securities of the Corporation to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Corporation becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

CUSIP NO. 553903105               Schedule 13D                     Page 15 of 22

Item 5. Interest in Securities of the Issuer.

      (a) The Reporting Persons may be deemed to be acting as a group pursuant to Rule 13d-5(b)(1) in connection with the transaction described in Item 4. As such, each Reporting Person may be deemed to have acquired beneficial ownership of all equity securities of the Corporation beneficially owned by the other members of the group. The aggregate number of shares of Common Stock beneficially owned by the Reporting Persons is 5,347,671, and the percentage of Common Stock beneficially owned is 13.4%, based on the 34,573,563 shares of Common Stock outstanding of as of June 17, 2004.

      (b) Because the Reporting Persons are members of a group, as described in Item 5(a), each member may be deemed to share the power to vote or direct the vote, and the power to dispose or direct the disposition, of all shares of Common Stock held by the other members of the group. The following table is provided to clarify that the 5,347,671 shares of Common Stock deemed to be beneficially owned by the group are beneficially owned directly by each Reporting Person as follows, except where indicated:

                                           Shares of Common Stock          Percentage of
                                           Underlying Securities              Common
                                     Series A                                 Stock
Reporting Person                      Shares      Warrants      Total      Outstanding
----------------------------------------------------------------------------------------
Advent International Corporation      4,156,512    1,191,159    5,347,671      13.40%
Advent International Limited
   Partnership (1)                    4,077,720    1,168,580    5,246,300      13.14%
Digital Media & Communications
   III Limited Partnership (2)          870,070      249,343    1,119,413       2.80%
Digital Media & Communications
   III-A Limited Partnership (2)        416,610      119,392      536,002       1.34%
Digital Media & Communications
   III-B Limited Partnership (2)        154,180       44,183      198,363       0.50%
Digital Media & Communications
   III-C Limited Partnership (2)      2,160,730      619,214    2,779,944       6.96%
Digital Media & Communications
   III-D C.V. (2)                       285,680       81,869      367,549       0.92%
Digital Media & Communications
   III-E C.V. (2)                       190,450       54,579      245,029       0.61%
Advent Partners DMC III Limited
   Partnership (1)                       61,220       17,543       78,763       0.20%
Advent Partners II Limited
   Partnership (1)                       17,572        5,036       22,608       0.06%
---------------------------------------------------------------------------------------

Total Group                           4,156,512    1,191,519    5,347,671      13.40%

      (1) Advent is the General Partner of the indicated Reporting Persons, and the beneficial ownership of Advent in such Reporting Persons derives from such relationship.

CUSIP NO. 553903105               Schedule 13D                     Page 16 of 22

      (2) Advent is the General Partner of Advent LP, which in turn is the General Partner of the indicated Reporting Persons. The beneficial ownership of Advent and Advent LP in such Reporting Persons derive from such relationships.

      (c) Other than the acquisition of the Securities, none of the Reporting Persons and the persons set forth on Schedule A and in Item 2(d) hereto has effected any transactions in the Common Stock during the last 60 days.

      (d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of the Securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Securities.

      (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      The following is a summary of certain provisions of the Securities Purchase Agreement, the Certificate of Designation, the Warrants, the Investor Rights Agreement and the Voting Agreement. This summary is qualified in its entirety by reference to such documents, copies of which are attached hereto (or incorporated herein by reference) as Exhibits 1, 2, 3, 4 and 5, respectively.

Securities Purchase Agreement.

      The Reporting Persons (other than Advent and Advent LP) purchased the Series A Shares and the Warrants pursuant to the Securities Purchase Agreement. As part of such transaction, the Corporation made certain representations, warranties and covenants, and has provided the Purchasers with certain rights of indemnification for any losses they may incur in the event the Corporation breaches any of such representations, warranties or covenants. The Corporation has also agreed, among other things, that it will use the proceeds of the transaction (a) to pay down a portion of its outstanding debt for borrowed money, (b) to pay the Purchasers' transaction expenses, and (c) for its general working capital.

Certificate of Designation of Series A Preferred Stock.

      Dividends. Each share of Series A Preferred Stock has an initial stated value of $26.4645, and is entitled to receive a cumulative dividend thereon at the rate of 8% per year, payable in cash at the discretion of the board of directors of the Corporation.

      Voting Rights. Other than the election of directors, the holders of Series A Preferred Stock generally have the right to vote on any matter with the holders of Common Stock, and each share of Series A Preferred Stock will be entitled to 8.5369 votes. The approval of the holders of a majority of the Series A Preferred Stock, voting as a class, will be required to approve certain corporate actions, including (i) any amendment of the Corporation's charter or by-laws that adversely affects the holders of Series A Preferred Stock, (ii) any authorization of a class of capital stock ranking senior to, or on parity with, the Series A Preferred Stock, (iii) any increase the size of the Corporation's board of directors to greater than eight members or any change in the

CUSIP NO. 553903105               Schedule 13D                     Page 17 of 22

classification of the board of directors, (iv) certain redemptions or repurchases of capital stock, acquisitions of capital stock or assets from other entities, (v) effecting, or entering into any agreement to effect, any merger, consolidation, recapitalization, reorganization, liquidation, dissolution, winding up or similar transaction (a "Liquidation Event") involving the Corporation or any of its subsidiaries, (vi) any sale of assets of the Corporation or a subsidiary which is outside the ordinary course of business,
(vii) any purchase of assets of or an equity interest in another entity for more the $5 million, and (viii) any incurrence of additional debt for borrowed money in excess of $1 million. The holders of Series A Preferred Stock, exclusively and as a single class, will be entitled to elect one member of the Corporation's board of directors (the "Series A Director"), unless the ratio of the voting power of the Series A Preferred Stock to the total voting power of all of the Corporation's voting stock falls below a certain level.

      Liquidation Preference. Upon a Liquidation Event, the holders of Series A Preferred Stock will be entitled to be paid a liquidation preference out of the assets of the Corporation legally available for distribution to its stockholders, before any payment may be made to the holders of common stock or any other holders of preferred stock. If the Liquidation Event occurs prior to December 17, 2004, the liquidation preference for each share of Series A Preferred Stock will be the amount that would be payable if such share had been converted into Common Stock immediately prior to such Liquidation Event. If the Liquidation Event occurs on or after December 17, 2004, the liquidation preference will be equal to the greater of (1) the stated value plus (a) any accumulated but unpaid dividends and (b) the amount that would be payable if such share (excluding any accumulated but unpaid dividends thereon) had been converted into Common Stock immediately prior to such Liquidation Event, and (2) the stated value plus the amount that would be payable if such share (including any accumulated but unpaid dividends thereon) had been converted into Common Stock immediately prior to such Liquidation Event.

      Conversions of Series A Shares. Each share of Series A Preferred Stock is convertible at any time at the option of the holder into a number of shares of Common Stock equal to the Series A Preferred Stock's stated value divided by the conversion price, provided that at no time may the holders of Series A Preferred Stock convert shares of Series A Preferred Stock into more than 6,880,139 shares of Common Stock (which represents 19.9% of the Common Stock outstanding as of June 17, 2004). Initially, each share of Series A Preferred Stock is convertible into 10 shares of Common Stock, though the initial conversion price of $2.64645 per share is subject to adjustment if certain events occur. The Series A Preferred Stock also has anti-dilution protection that adjusts the conversion price downwards using a weighted-average calculation in the event the corporation issues certain additional securities at a price per share less than the conversion price then in effect.

      Redemptions of Series A Shares. At any time on or after June 17, 2009, the Corporation will have the right to redeem all or certain portions of the Series A Preferred Stock then outstanding for an amount per share equal to the greater of (1) the stated value plus any accumulated but unpaid dividends thereon and
(2) the average closing price per share of Common Stock on the Nasdaq Stock Market for the twenty (20) trading days prior to (and not including) the date upon which the Corporation exercises its right to redeem the Series A Preferred Stock, multiplied by the number of shares of Common Stock into which such share

CUSIP NO. 553903105               Schedule 13D                     Page 18 of 22

of Series A Preferred Stock (and any accumulated but unpaid dividends thereon) is convertible as of such date. At any time on or after June 17, 2009, each holder of Series A Preferred Stock may require the Corporation to purchase all or any portion of such holder's Series A Preferred Stock for an amount per share equal to the stated value plus any accumulated but unpaid dividends thereon.

      Preemptive Rights. The holders of Series A Preferred Stock will be entitled to participate in future issuances of certain equity securities of the Corporation on a proportional basis.

Warrants.

      Exercises. After December 20, 2004 and until June 17, 2015, the holders of the Warrants may acquire shares of common stock at an initial exercise price of $3.10 per share. The Warrants will be exercisable for cash or through a "cashless exercise" feature.

      Adjustments. The number of shares for which each Warrant is exercisable is subject to adjustment in the event of stock splits, recapitalizations, reorganizations. Upon certain fundamental transactions, such as a merger, consolidation or reclassification of the Common Stock, the Warrant will become exercisable for the same amount and kind of securities, cash or property as the holder would have been entitled to receive had it exercised the Warrant for shares of Common Stock immediately prior to such event.

Investor Rights Agreement.

      Registration Rights. The Purchasers and the Corporation are party to an Investor Rights Agreement pursuant to which the Corporation has granted certain registration rights to the Purchasers with respect to the shares of Common Stock that are issuable upon conversion of the Series A Shares and upon exercise of the Warrants, as well as any other shares of Common Stock that the Purchasers may hold (collectively, "Registrable Shares"). The Purchasers holding a majority of the Series A Preferred Stock are entitled to three demand registrations and unlimited incidental, or so-called "piggyback," registration rights, subject to certain restrictions. In addition, by July 17, 2004, the Corporation is required to file a shelf registration statement with the Securities and Commission covering the sale of the Registrable Shares.

      Board of Directors. If at any time the Purchasers are unable to appoint the Series A Director by reason of the provisions of the Certificate of Designation, the Corporation will be required to increase the number of directors on the board to such number that will allow the Purchasers to appoint the Series A Director. If the board of directors is prohibited from doing so by the by-laws of the Corporation, the Corporation will be required to submit a proposal for such expansion of the board to its stockholders.

      Series A Director. For as long as Digital Media & Communications III Limited Partnership ("DMC III") owns any shares of Series A Preferred Stock, it will be entitled to choose the individual who will serve as the Series A Director, after consultation with the other Purchasers. After DMC III no longer owns any shares of Series A Preferred Stock, the Series A Director will be chosen by Purchasers holding a majority of the Series A Preferred Stock.

CUSIP NO. 553903105               Schedule 13D                     Page 19 of 22

      Other Covenants. Among other things, the Corporation (1) must continue to comply with federal securities laws, (2) may not grant registration rights to other persons that conflict with the registration rights of the Purchasers, and
(3) must provide certain annual, quarterly and monthly financial information to the Purchasers.

Voting Agreement.

      Voting Arrangement Regarding Certain Matters. Pursuant to the Voting Agreement among the Purchasers, The Canopy Group, Inc. ("Canopy") and, for limited purposes, the Corporation, when any matter involving (a) a merger, consolidation or liquidation of the Corporation, (b) a sale of 20% or more of the Corporation's voting securities, (c) an issuance of securities by the Corporation representing more than 20% of the outstanding voting securities, (d) a sale of assets representing 20% or more of either the book or fair market value of the Corporation, or (e) an acquisition by the Corporation of an equity interest or assets of another person representing 20% or more of the Corporation`s market capitalization, is submitted to the vote of the Corporation's stockholders, Canopy has agreed that either (x) the Common Stock it holds will be voted by Advent (pursuant to a proxy) in proportion to the Purchasers' votes on the matter, or (y) if Canopy wishes that any of its Common Stock be voted differently than in proportion to the Purchasers' votes, Canopy will purchase from any Purchaser with which the Canopy votes are not aligned the Series A Preferred Stock that such Purchaser may require, for a per share amount equal to two times the sum of the stated value plus any accrued but unpaid dividends thereon.

      Director Elections. If at any time the Purchasers are unable to designate the Series A Director, Canopy will be required to vote its shares of Common Stock for a nominee for election to the Corporation's board of directors chosen by the Purchasers, and the Purchasers will be required to vote for a nominee chosen by Canopy.

      Transfer Restrictions. Canopy may not sell any Common Stock, or other securities of the Corporation that it may hold, to certain competitors without the prior written consent of the Purchasers. In addition, if Canopy proposes to sell any Common Stock or other securities of the Corporation to a third party, the Purchasers will be entitled to purchase such Common Stock or securities on the same terms as Canopy proposes to sell such Common Stock or securities to the third party. Alternatively, each Purchaser may choose to sell a proportional amount of the Series A Shares and Common Stock it holds to the third party, with a corresponding reduction in the Common Stock or securities that Canopy sells to the third party. If, pursuant to such right, a Purchaser could sell 50% or more of the Series A Shares and Common Stock it holds to the third party, such Purchaser may then sell all of the Series A Shares and Common Stock it holds to the third party. These transfer restrictions do not apply, however, to either
(a) transfers by Canopy of Common Stock or securities to a third party that is acquiring all or substantially all of Canopy's assets or (b) transfers by Canopy pursuant to Rule 144 under the Securities Act of 1933 or an effective registration statement.

      Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 above, or between such persons and any other person, with respect to any securities of the Corporation.

Item 7. Materials to be Filed as Exhibits.

CUSIP NO. 553903105               Schedule 13D                     Page 20 of 22

      1. Securities Purchase Agreement dated June 17, 2004 by and among the Corporation and the Purchasers (Incorporated by reference to Exhibit 10.1 to the Corporation's Current Report on Form 8-K filed June 21, 2004).

      2. Certificate of Designations of Series A Convertible Preferred Stock (Incorporated by reference to Exhibit 3(i).1 to the Corporation's Current Report on Form 8-K filed June 21, 2004).

      3. Form of Warrant issued by the Corporation to the Purchasers pursuant to the Securities Purchase Agreement (Incorporated by reference to Exhibit 99.5 to the Corporation's Current Report on Form 8-K filed June 21, 2004).

      4. Investor Rights Agreement dated June 17, 2004 by and among the Corporation and the Purchasers (Incorporated by reference to Exhibit 10.2 to the Corporation's Current Report on Form 8-K filed June 21, 2004).

      5. Voting Agreement dated June 17, 2004 by and among The Canopy Group, Inc., the Purchasers and, for limited purposes, the Corporation.

CUSIP NO. 553903105               Schedule 13D                     Page 21 of 22

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JUNE 28, 2004

Digital Media & Communications III Limited Partnership
Digital Media & Communications III-A Limited Partnership
Digital Media & Communications III-B Limited Partnership
Digital Media & Communications III-C Limited Partnership
Digital Media & Communications III-D C.V.
Digital Media & Communications III-E C.V.

By:   Advent International Limited Partnership,
      General Partner
By:   Advent International Corporation,
      General Partner
By:   Janet L. Hennessy, Vice President*

Advent International Limited Partnership
Advent Partners II Limited Partnership
Advent Partners DMC-III Limited Partnership

By:   Advent International Corporation,
      General Partner
By:   Janet L. Hennessy, Vice President*

Advent International Corporation
By:   Janet L. Hennessy, Vice President*

*For all of the above:

/s/ Janet L. Hennessy
_____________________________________
Janet L. Hennessy, Vice President

CUSIP NO. 553903105        Schedule 13D                            Page 22 of 22

                                   SCHEDULE A

            The name and present principal occupation of each executive officer and director of Advent International Corporation is set forth below. The business address of each executive officer and director of Advent International Corporation is c/o Advent International Corporation, 75 State Street, Boston, Massachusetts 02109. All of the persons listed below are United States citizens.

                                            Position with           Principal
                                        Advent International       Occupation
     Name                                    Corporation         (if different)
     ----                                    -----------         --------------
     Peter A. Brooke                          Chairman

     Thomas H. Lauer                    Senior Vice President
                                       Chief Financial Officer
                                         Assistant Secretary
                                        Executive Officers'
                                          Committee Member

     Ernest G. Bachrach                 Executive Officers'
                                          Committee Member

     David M. Mussafer                  Executive Officers'
                                          Committee Member

     William C. Schmidt                 Executive Officers'
                                          Committee Member

     John B. Singer                     Executive Officers'
                                          Committee Member

     Steven M. Tadler                   Executive Officers'
                                          Committee Member

     Janet L. Hennessy                     Vice President
                                        Assistant Secretary

     Douglas R. Brown                         Director             Chief Executive
                                                                     Officer of
                                                                Ionics Corporation

     Mark Hoffman                             Director             Chief Executive
                                                                     Officer of
                                                                Hamilton Lunn Limited

     Frank Savage                             Director               Senior Vice
                                                                    President of
                                                                   Equitable Life
                                                                  Assurance Society
                                                                  Vice Chairman of
                                                                  Equitable Capital
                                                                  Management Corp.

     David W. Watson                          Secretary               Attorney